THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

08006258

RECEIVED
2008 DEC 16 A 4:31

Ref. No. TC 394/2008

November 11, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of ~~Thaicom Public Company Limited~~ Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 075/2008 and TC-CP 387/2008**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No.10/2008

  2. Submission of the Reviewed Financial Statements for the Third Quarter of Year 2008

  Date: November 10, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
DEC 18 2008
THOMSON REUTERS

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

12/17

Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

TC-CP 075/2008

November 10, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.10/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No.10/2008 held on November 10, 2008 at 12.00 o'clock at the Meeting Room No.2005, 20th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Phayathai District, Bangkok 10400, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No.9/2008, held on 13 October 2008
2. Approving the balance sheets, statement of income and cash flow statements for the third quarter of the year 2008 ended on September 30, 2008.

Summary Translation Letter
To the Stock Exchange of Thailand
November 11, 2008

Ref No. TC 387/2008

10 November 2008

Subject: Submission of the Reviewed Financial Statements for the Third Quarter of Year 2008

To: The President

Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the Third Quarter of Year 2008

– Thai Language Version

(2) One set of the Reviewed Financial Statements for the Third Quarter of Year 2008

– English Language Version

(3) Management Discussion and Analysis for the Third Quarter of Year 2008

Thaicom Public Company Limited (the "Company") would like to submit its reviewed financial statements for the third quarter of year 2008, ended September 30, 2008 together with an explanation of changes in operating results.

For the third quarter of year 2008, the Company's consolidated revenue was Baht 1,681 million and consolidated net loss was Baht 115 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenue for Q3/2008 amounted to Baht 1,681 million, a decrease of Baht 5,198 million or 75.6% over the same period last year (Baht 6,879 million). This was due to the following reasons:

   - Q3/2008's revenue from the satellite transponders and related services was Baht 1,147 million, an increase of Baht 282 million or 32.6% compared to Baht 865 million in the same period last year. This was mainly caused by higher UT sales volume and transponder lease.

   - Telephone subscribers increased year-on-year to 1,613,832 subscribers as at the end of Q3/2008. However, the new stake proportion; 51%, following the sale of 49% shares in Shenington Investments Pte Ltd. ("Shenington") to Asia Mobile Holdings Pte Ltd ("AMH"), resulted in revenue from the telephone business for Q3/2008 of Baht 485 million, up only Baht 15 million or 3.2% from Baht 470 million in the same period last year.

   - Revenue from the Internet access and media business in Q3/2008 amounted to Baht 150 million, an increase of Baht 88 million or 141.9% from Baht 62 million in Q3/2007, due to an increase in revenue from Direct Television ("DTV") sales.

   - Gain on sales of investment in was nil in Q3/2008 while gain on sale of investment of Baht 5,127 million was incurred in Q3/2007 from the sale of 49% shares in Shenington to AMH.

   - Loss on foreign exchange in Q3/2008 was Baht 146 million due to the weakening of the Thai Baht, compared with the gain on foreign exchange of Baht 287 million in Q3/2007.

- Share of net results from investments in Q3/2008 was Baht 33 million, down Baht 8 million or 19.5% from that in Q3/2007.

2. The Company's consolidated expenses for the third quarter of year 2008 amounted to Baht 1,824 million, an increase of Baht 222 million or 13.9% from Baht 1,602 million in the same period last year. This was due to the following reasons:

   - Cost relating to transponder leasing and related services in Q3/2008 was Baht 1,088 million, an increase of Baht 82 million or 8.2% from Baht 1,006 million in Q3/2007, mainly due to higher cost of UT sales corresponding to the sales growth and concession fee following the revenue growth.

   - Cost relating to the telephone business in Q3/2008 was Baht 280 million, increased by Baht 45 million or 19.1% from Baht 235 million in Q3/2007. This was mainly due to increases in LTC's amortization of expanded telephone network in Lao PDR and CamShin's cost of electricity from expanded base stations in Cambodia, offset by a reduction in cost recognition from the telephone business in accordance with the new stake proportion; 51%, following the sale of 49% shares in Shenington to AMH in Q3/2007. The Company recognized cost from the telephone business during July 1-25, 2007 corresponding to the former investment proportion (100%).

   - Cost relating to the Internet and media business in Q3/2008 was Baht 117 million, an increase of Baht 66 million or 129.4% from Baht 51 million in Q3/2007 due to the cost of DTV sales following the DTV sales growth.

   - Selling and administrative expenses in Q3/2008 were Baht 339 million, an increase of Baht 29 million or 9.4% compared to Baht 310 million in Q3/2007. This was mainly due to increases in marketing consulting fees for IPSTAR project, marketing expenses for the Internet access and media business, marketing expenses for the telephone business from Television advertising and promotion, offset by a decrease in SG&A expenses from LTC and CamShin which was recorded according to the new investment proportion.

3. The Company's consolidated interest expense in Q3/2008 was Baht 103 million, a decrease of Baht 74 million or 41.8% from Baht 177 million in the same period last year. This was due to the loan repayments for the Thaicom 4 and Thaicom 5 projects in Q2/2008 and for DTV Service Co., Ltd. ("DTV") in this quarter.

4. The Company recognized an income tax receivable of Baht 131 million in Q3/2008, compared with the income tax expense of Baht 1,955 million for Q3/2007.

I. Overview

Q3/08 sales and service income rose by 27.6%

Thaicom Plc ("the Company")'s consolidated sales and service income for Q3/2008 was Baht 1,782 million, up 27.6% compared with Q3/2007 due to increases in revenue from the satellite business, the telephone business and the Internet access and media business. This resulted in a decrease of Baht 163 million or 79.5% in operating loss compared with Q3/2007.

Operating income for the nine-month period ended September 30, 2008 was Baht 12 million, compared to an operating loss of Baht 342 million for the same period last year, largely resulting from a 55.1% increase in IPSTAR revenue.

Loss on exchange of Baht 146 million for Q3/2008 led to a net loss of Baht 115 million, whereas a gain on exchange of Baht 287 million and a gain on the sale of investment of Baht 5,127 million in Q3/2007 brought about a net profit of Baht 3,143 million.

II. Business Summary

Transponder leasing and related business

The Company has inked eleven new contracts in the third quarter of 2008. These include transponder leasing contracts and video broadcasting service contracts that comprise of 11 new regional television channels. Since the beginning of 2008 the Company has been awarded 25 transponder leasing contracts with a total contract value of USD 47 million (approximately Baht 1,600 million).

The new retail broadband package called "Rocket Broadband" has been launched through IPSTAR's partner, BayCity Communications Inc, in order to increase consumer uptake through productization of the generic IPSTAR satellite broadband service and the creation of a strong retail brand that could be promoted and recognized across our target market segments.

Five IPSTAR service providers in Australia have been granted the Australian Broadband Guarantee Program (ABG) from the Australian government. The service providers are: Broadband Wireless Pty Ltd (BBW Telecom), Skymesh, Westnet Pty Ltd, Westvic Broadband Pty Ltd., and Australian Private Networks (APN). With this subsidy grant, the number of IPSTAR end-users thus far has increased aggressively.

On November 6, 2008, the Company has inaugurated its eleventh IPSTAR Gateway in the Philippines. We are IT Phils. Inc. ("WIT"), IPSTAR's partner in the Philippines, will operate the gateway as well as being one of the service providers. In addition, the Company launched the new retail hi-speed Internet package called "IPSTAR BigSky" for the Philippines market starting at only US$49 per month.

Telephone business

Lao Telecommunications Co., Ltd. ("LTC") announced the official launch of the first 3G Mobile System on October 17, 2008. During the first phase, Lao Telecom will provide 3G mobile service covering Vientiane and will expand its 3G service to provincial areas in 2009. Presently, Lao Telecom provides EDGE and GPRS services nationwide.

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of Q3/2008, LTC and CamShin's total subscribers were 894,259 and 719,573, increased by 22.1% and 61.7% respectively from 732,137 and 444,899 at the end of Q3/2007.

Due to the sale of 49% shares in Shenington to AMH in 2007, Shenington has recognized revenue and expense in the decreasing proportions from 100% to 51% from CamShin, and from 49% to 24.99% from LTC since July 26, 2007. Consequently, revenue from the telephone network business in Q3/2008 increased only by 3.2% as compared to Q3/2007.

Internet and media business

In this quarter, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume from Q3/2007. The total number of DTV satellite television dish sets provided thus far by DTV as of the end of Q3/2008 was 295,842.

CSL's reported revenue from internet services rose by 7.8% from Q3/2007 due to an increase in revenue from leased lines services as it has put more effort on expanding customer base in business or corporate segments which have lots of potential to continuously grow in the industry. Meanwhile, revenue from dial-up internet service decreased as a result of an intensive competitive environment.

III. Consolidated Operating Results

Selected financial information on THCOM

	Amount (MBt)			Change	
	Q3/08	Q2/08	Q3/07	QoQ (%)	YoY (%)
Sales and service income	1,782	1,652	1,397	7.9%	27.6%
Gain on sales of investment	-	-	5,127	-	-100.0%
Share of net results from associate	33	20	41	65.0%	-19.5%
Cost of sales and services	1,485	1,243	1,292	19.5%	14.9%
SG&A expenses	339	300	310	13.0%	9.4%
EBIT*	(42)	109	(205)	n.m.	79.5%
EBITDA**	630	759	489	-17.0%	28.9%
Net profit	(115)	(282)	3,143	59.2%	n.m.
EPS (Baht)	(0.10)	(0.26)	2.88	61.5%	n.m.

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated sales and service income in Q3/2008 was Baht 1,782 million, an increase of Baht 385 million or 27.6% compared to Baht 1,397 million in Q3/2007 due to an increase in revenues from the satellite business, the telephone business and the Internet access and media business. Compared with Baht 1,652 million for Q2/2008, consolidated sales and service income in this quarter rose by Baht 130 million or 7.9%. This was mainly because of revenue growth from the satellite business, the telephone business, offset by a drop in revenues from the Internet access and media business.

Sales and service income	Q3/08	Q2/08	Q3/07	%QoQ	%YoY
Satellite and related services	1,147	1,033	865	11.0%	32.6%
Telephone services	485	455	470	6.6%	3.2%
Internet and media services	150	164	62	-8.5%	141.9%
Total	**1,782**	**1,652**	**1,397**	**7.9%**	**27.6%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q3/2008 was Baht 1,147 million, an increase of Baht 282 million or 32.6% compared to Baht 865 million in the same period last year and a rise of Baht 114 million or 11.0% over Baht 1,033 million in Q2/2008.

Satellite and related services	Q3/08	Q2/08	Q3/07	%QoQ	%YoY
Thaicom 1A, 2, 5 and related services	585	572	518	2.3%	12.9%
IPSTAR services	562	461	347	21.9%	62.0%
Sales	*306*	*234*	*163*	*30.8%*	*87.7%*
Services	*256*	*227*	*184*	*12.8%*	*39.1%*
Total	**1,147**	**1,033**	**865**	**11.0%**	**32.6%**

- Revenue from the Thaicom conventional satellite business for Q3/2008 was Baht 585 million, an increase of Baht 67 million or 12.9% from Baht 518 million in Q3/2007, and an increase of Baht 13 million or 2.3% from Baht 572 million in Q2/2008 mainly due to a growth of transponder lease.

Q3/08 IPSTAR revenue rose by 62.0% from Q3/07.

- IPSTAR service revenue was Baht 562 million in Q3/2008, up by Baht 215 million or 62.0% from Baht 347 million in Q3/2007, and up by Baht 101 million or 21.9% from Baht 461 million in Q2/2008. This was mainly caused by increases in revenues from transponder lease on the Thaicom 4 (IPSTAR) satellite and from higher UT sales volume. The Company's UT sales volume in this quarter rose by 99.6% from Q3/2007.

Telephone services

The Company's revenue from the telephone service business in Q3/2008 was Baht 485 million, an increase of Baht 15 million, or 3.2% compared to Baht 470 million in Q3/2007 due to the growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers leading to an increase in LTC and CamShin's revenues. As at the end of Q3/2008, LTC and CamShin had 894,259 and 719,573 subscribers, increases of 22.1% and 61.7% from 732,137 and 444,899 subscribers at the end of Q3/2007 respectively. However, the Company has recognized a revenue reduction from LTC and CamShin following the sale of 49% shares in Shenington to AMH since July 26, 2007. Consequently, revenue from the telephone network business increased only by 3.2% as compared to Q3/2007.

Compared to the previous quarter, the revenue rose by Baht 30 million or 6.6% due to a revenue growth from mobile prepaid services. LTC and CamShin had increases of 4.6% and 25.4% from 855,371 and 573,735 subscribers at the end of Q2/2008 respectively.

Internet and media services

Q3/08 revenue from Internet and media services rose by 141.9% from Q3/07

Revenue from the Internet access and media business in Q3/2008 was Baht 150 million, an increase of Baht 88 million or 141.9% from Baht 62 million in Q3/2007, mainly due to an increase in revenue from DTV sales including Cambodia and Lao PDR sales first incurred in Q1/2008. As at the end of Q3/2008, accumulated DTV sales volume was 295,842 sets, up 71,079 sets from the end of Q2/2008.

Compared to the previous quarter, the revenue in this quarter was dropped by Baht 14 million or 8.5% from Baht 164 million, largely due to a smaller DTV sales volume.

Cost of sales and service

The Company reported total costs for Q3/2008 of Baht 1,485 million, an increase of Baht 193 million or 14.9% compared to Baht 1,292 million in Q3/2007 due to increases in cost of sales and services from the satellite business, the telephone business, and the Internet and media

business. The cost accounted for 83.3% of sales and service income, going down from 92.5% in Q3/2007.

Compared to the previous quarter, the total costs for Q3/2008 rose by Baht 242 million or 19.5% from Baht 1,243 million because of increases in cost of sales and services from the satellite business and the telephone business, offset by a decrease in cost of sales and services from the Internet and media business.

Cost of sales and services	Q3/08	Q2/08	Q3/07	%QoQ	%YoY
Satellite and related services	1088	899	1,006	21.0%	8.2%
Telephone services	280	207	235	35.3%	19.1%
Internet and media services	117	137	51	-14.6%	129.4%
Total	**1,485**	**1,243**	**1,292**	**19.5%**	**14.9%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q3/2008 was Baht 1,088 million, an increase of Baht 82 million or 8.2% from Baht 1,006 million in the same period last year and an increase of Baht 189 million or 21.0% from Baht 899 million in Q2/2008.

Satellite and related services	Q3/08	Q2/08	Q3/07	%QoQ	%YoY
Thaicom 1A, 2, 5 and related services	321	312	328	2.9%	-2.1%
IPSTAR services	767	587	678	30.7%	13.1%
Total	**1,088**	**899**	**1,006**	**21.0%**	**8.2%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 321 million, a decrease of Baht 7 million or 2.1% from Baht 328 million in Q3/2007 mainly due to a reduction in cost of in-orbit insurance. Compared to the previous quarter, the cost rose by Baht 9 million or 2.9% mainly because of higher concession fee following the revenue growth from conventional satellite business.
- Cost of providing IPSTAR services was Baht 767 million, an increase of Baht 89 million or 13.1% from Baht 678 million in Q3/2007 and an increase of Baht 180 million or 30.7% from Baht 587 million in Q2/2008, resulting from higher cost of UT sales corresponding to the sales growth and concession fee following the revenue growth from IPSTAR business.

Cost of telephone services

Cost relating to the telephone business for Q3/2008 amounted to Baht 280 million, an increase of Baht 45 million or 19.1% from Baht 235 million in Q3/2007 and an increase of Baht 73 million or 35.3% from Q2/2008. There was a rise in LTC's amortization of expanded telephone network in Lao PDR. Meanwhile, CamShin had an increase in cost of electricity from expanded base stations.

However, the Company recognized cost incurred by CamShin and LTC corresponding to the new investment proportion (51%), following the sale of 49% shares in Shenington to AMH on July 26, 2007; whereas it recognized cost from the telephone business during July 1-25, 2007 corresponding to the former investment proportion (100%).

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q3/2008 was Baht 117 million, an increase of Baht 66 million or 129.4% from Baht 51 million in Q3/2007, because of a cost rise from DTV sales corresponding to the sales growth in Thai, Cambodia and Lao PDR. Compared

with Baht 137 million in Q2/2008, the cost was dropped by Baht 20 million or 14.6% following a reduction in DTV sales volume in Thailand, Cambodia and Lao PDR.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 339 million in Q3/2008, an increase of Baht 29 million, or 9.4%, compared to Baht 310 million in Q3/2007. This was due to increases in marketing consulting fees for IPSTAR project, marketing expenses for the Internet access and media business, marketing expenses for the telephone business from Television advertising and promotion, offset by a decrease in SG&A expenses from LTC and CamShin which was recorded according to the new investment proportion.

Compared the previous quarter, the SG&A expenses increased by Baht 39 million or 13.0% from Baht 300 million mainly due to increases in doubtful debt and legal consulting fees, the National Service Operator of the IPSTAR service in Australia, and in marketing expenses for the telephone business in Lao PDR and for the DTV business.

Interest expense

Interest expense decreased by 41.8% from Q3/07.

Interest expense was Baht 103 million, a decrease of Baht 74 million, or 41.8%, compared with Baht 177 million in Q3/2007 due to the loan repayments for the Thaicom 4 and Thaicom 5 projects in Q2/2008 and for DTV in this quarter.

Gain on exchange rate

As the Thai Baht had continuously depreciated, the Company reported a loss of Baht 146 million from foreign exchange for Q3/2008, compared with a gain on exchange of Baht 287 million in Q3/2007.

Share of net results from investment – equity method

The share of net results from investment in Q3/2008 was Baht 33 million, decreased by Baht 8 million or 19.5% from Baht 41 million in Q3/2007. This was mainly due to a 24.8% decrease in CSL's net profit from Q3/2007 resulting from increases in SG&A expenses from the publishing of the Thailand YellowPages and Voice Info service.

Compared to the previous quarter, CSL's net profit was up by 52.0% largely due to an operating income growth from the Internet access and the print classified businesses and a write-off of the remaining goodwill of Loxley Information Services Co., Ltd. ("Loxserve", a subsidiary of CSL) in Q2/2008 resulting from the registration of its liquidation. This led to an increase of Baht 13 million or 65.0% in the share of net results from investment compared to Baht 20 million in Q2/2008.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 131 million in this quarter, compared with income tax expense of Baht 1,955 million for Q3/2007 mostly comprising a tax on the gain on the sale of investment.

IV. Financial Position

At the end of Q3/2008, the Company reported total assets of Baht 28,531 million, a decrease of Baht 1,570 million or 5.2% from Baht 30,101 million at the end of 2007. This was mainly because of the depreciation and amortization of PP&E under concession agreements, lower cash and cash equivalents resulting from payment of income tax payable from the sale of 49% shares in Shenington to AMH and from loan repayments, offset by an increase in PP&E.

THCOM's asset components

Assets	September 30, 2008		December 31, 2007	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	3,474	12.2	4,313	14.3
Investment in associates	461	1.6	676	2.2
PP&E, net	4,984	17.5	4,505	15.0
PP&E under the concession agreement, net	17,500	61.3	18,777	62.4
Intangible assets	1,251	4.4	1,302	4.3

Liquidity

At the end of Q3/2008, the Company had a current ratio of 1.20 times, up from 0.93 at the end of 2007.

Investments

Investment in CSL was presented as an "investment in an associate" item. At the end of Q3/2008 the Company's "investment in an associate" was Baht 461 million, a decrease of Baht 215 million or 31.8% from Baht 676 million at the end of 2007, reflecting a proportionate recognition of CSL's net profit for the nine-month period ended September 30, 2008 amounted to Baht 80 million, offset by a dividend paid of Baht 107 million and capital deduction of Baht 188 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q3/2008 was Baht 4,984 million, an increase of Baht 479 million or 10.6% from Baht 4,505 million at the end of last year. This was mainly due to purchase of assets of Baht 908 million in the nine-month period ended September 30, 2008 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, offset by a depreciation and amortization of PP&E of Baht 508 million. PP&E at the end of Q3/2008 also included the assets under concession agreements of CamShin of approximately Baht 1,455 million, dropped by Baht 156 million from Baht 1,611 million at the end of 2007.

PP&E under concession agreements

PP&E under concession agreements at the end of Q3/2008 was Baht 17,500 million, a decrease of Baht 1,277 million from Baht 18,777 million at the end of 2007 totally due to an amortization in the nine-month period ended September 30, 2008.

Intangible assets

Intangible assets at the end of Q3/2008 were Baht 1,251 million, a decrease of Baht 51 million compared to Baht 1,302 million at the end of 2007 due to its depreciation and amortization, offset by foreign currency translation adjustments and increased intangible assets arising from the development of UT.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q3/2008 were Baht 9,166 million, a decrease of Baht 679 million from Baht 9,845 million at the end of 2007. This was mainly due to a loan repayment for the Thaicom 4 and Thaicom 5 projects, and loan repayments made by CamShin and DTV.

The Company's shareholders' equity at the end of Q3/2008 was Baht 16,672 million, a decrease of Baht 12 million from 16,684 million at the end of 2007, reflecting the net loss for the nine-month period ended September 30, 2008 of Baht 116 million, offset by a translation gain relating to financial statements of foreign operations of Baht 81 million, and the issue of share capital of Baht 23 million.

With lower net borrowings for the nine-month period ended September 30, 2008, net borrowings to equity at the end of Q3/2008 were 0.55 times, down from 0.59 times at the end of 2007.

Cash flow

The Company's cash inflows from operating activities for the nine-month period ended September 30, 2008 were Baht 171 million. Net cash outflows from investing activities were Baht 133 million, mainly due to payments for satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 822 million mainly due to long-term loan repayments total of Baht 1,087 million including loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and a loan repayment made by DTV.

The Company had ending cash of Baht 1,642 million on September 30, 2008.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Thaicom Public Company Limited
and its Subsidiaries
(former name: Shin Satellite Public Company Limited)

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month and nine-month periods ended
30 September 2008

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

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Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited
(Former name: Shin Satellite Public Company Limited)

I have reviewed the accompanying consolidated and separate balance sheets as at 30 September 2008, and the related statements of income for the three-month and nine-month periods then ended, and the related statements of changes in equity and cash flows for the nine-month period then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews. The consolidated and separate statements of income for the three-month and nine-month periods ended 30 September 2007, and the related statements of changes in equity and cash flows for the nine-month period then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were reviewed by another auditor whose report dated 14 November 2007 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and separate financial statements for the year ended 31 December 2007 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 20 February 2008. The consolidated and separate balance sheets as at 31 December 2007, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
10 November 2008

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Balance sheets
As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
		30 September	31 December	30 September	31 December
Assets	*Note*	2008	2007	2008	2007
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,641,643	2,428,509	996,327	2,087,157
Trade accounts receivable and accrued income	*4*	943,865	931,407	918,400	782,528
Amounts due from related parties	*3*	4,740	16,575	28,617	78,200
Short-term loans and advances to subsidiaries	*3*	-	-	164,537	200,255
Inventories		440,630	531,458	242,733	368,180
Prepaid insurance		91,232	150,986	87,566	149,082
Other current assets	*3*	351,603	254,524	228,344	214,902
Total current assets		**3,473,713**	**4,313,459**	**2,666,524**	**3,880,304**
Non-current assets					
Investments in subsidiaries, jointly controlled entities and associate	*5*	461,385	676,232	886,539	882,059
Long-term loan to another company	*6*	11,882	13,845	11,882	13,845
Property and equipment	*7*	4,984,025	4,504,868	1,442,584	1,595,752
Property and equipment under concession agreements	*7*	17,499,542	18,776,989	17,499,542	18,776,989
Deferred charges	*7*	16,943	51,068	14,995	16,620
Intangible assets	*7*	1,250,919	1,302,194	1,114,431	1,160,299
Deferred tax assets		398,506	83,659	301,156	34,497
Other non-current assets		433,905	379,164	407,567	357,268
Total non-current assets		**25,057,107**	**25,788,019**	**21,678,696**	**22,837,329**
Total assets		**28,530,820**	**30,101,478**	**24,345,220**	**26,717,633**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Balance sheets
As at 30 September 2008 and 31 December 2007

		Consolidated financial statements		Separate financial statements	
		30 September	31 December	30 September	31 December
Liabilities and equity	*Note*	2008	2007	2008	2007
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	8	284,159	344,833	-	-
Trade accounts payable	3	344,171	513,889	175,327	350,617
Accounts payable - property and equipment		110,415	141,159	20,469	19,812
Amounts due to related parties	3	6,749	13,740	9,733	20,568
Current portion of long-term loans	8	933,311	1,139,221	825,565	542,989
Advance receipts from customers	3	274,908	177,738	157,616	95,714
Accrued concession fee		546,260	529,795	463,784	456,360
Accrued expenses	3	221,115	226,223	130,726	164,003
Income tax payable		48,833	1,338,378	-	1,289,998
Other current liabilities		127,198	194,994	78,570	128,009
Total current liabilities		**2,897,119**	**4,619,970**	**1,861,790**	**3,068,070**
Non-current liabilities					
Long-term accounts payable - property and equipment		847,765	293,499	-	-
Long-term loans	8	7,948,199	8,360,573	7,258,529	7,711,066
Deferred tax liabilities		100,001	57,816	-	-
Other non-current liabilities	3	65,833	85,447	88,114	78,064
Total non-current liabilities		**8,961,798**	**8,797,335**	**7,346,643**	**7,789,130**
Total liabilities		**11,858,917**	**13,417,305**	**9,208,433**	**10,857,200**
Equity					
Share capital	9				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,461,094	5,479,688	5,461,094
Reserves					
Share premium		4,301,990	4,297,234	4,301,990	4,297,234
Unrealised profit on dilution of investment in a subsidiary and an associate		346,225	346,225	-	-
Currency translation changes		(126,799)	(207,204)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		6,215,103	6,331,202	4,941,256	5,688,252
Total equity attributable to equity holders of the Company		**16,630,060**	**16,642,404**	**15,136,787**	**15,860,433**
Minority interests		41,843	41,769	-	-
Total equity		**16,671,903**	**16,684,173**	**15,136,787**	**15,860,433**
Total liabilities and equity		**28,530,820**	**30,101,478**	**24,345,220**	**26,717,633**

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of income
For the three-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	3	1,782,215	1,396,500	910,587	873,906
Gain on sales of investment		-	5,126,732	-	6,541,166
Other income	3	11,527	27,723	11,539	77,531
Net foreign exchange gain/(loss)		(146,116)	286,896	(117,169)	272,934
Share of profits from investments accounted for using the equity method	5	33,089	40,833	-	-
Total revenues		**1,680,715**	**6,878,684**	**804,957**	**7,765,537**
Expenses					
Cost of sale of goods and rendering of services	3	1,360,181	1,179,647	852,355	903,885
Concession fee		125,180	112,346	109,946	94,265
Selling and administrative expenses	3	336,782	308,637	201,233	219,457
Directors' remuneration	3	1,985	1,728	1,850	1,622
Total expenses		**1,824,128**	**1,602,358**	**1,165,384**	**1,219,229**
Profit (loss) before interest and income tax expenses		**(143,413)**	**5,276,326**	**(360,427)**	**6,546,308**
Interest expense	3	(102,947)	(177,382)	(86,265)	(149,127)
Income tax expense		130,527	(1,954,655)	121,749	(1,935,148)
Profit (loss) for the period		**(115,833)**	**3,144,289**	**(324,943)**	**4,462,033**
Attributable to:					
Equity holders of the Company		(114,962)	3,143,444	(324,943)	4,462,033
Minority interest		(871)	845	-	-
Profit (loss) for the period		**(115,833)**	**3,144,289**	**(324,943)**	**4,462,033**
Earnings (loss) per share (Baht)	11				
Basic		(0.10)	2.88	(0.30)	4.09
Diluted		(0.10)	2.87	(0.30)	4.08

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of income
For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	5,291,103	4,807,960	3,260,199	2,803,361
Gain on sales of investment		-	5,126,732	-	6,541,166
Dividend income	*5*	-	-	-	138,072
Other income	*3*	54,517	41,969	55,768	117,705
Net foreign exchange gain		(92,243)	961,668	(78,205)	901,172
Share of profits from investments accounted for using the equity method	*5*	80,271	88,026	-	-
Total revenues		**5,333,648**	**11,026,355**	**3,237,762**	**10,501,476**
Expenses					
Cost of sale of goods and rendering of services	*3*	3,924,822	3,762,568	3,015,860	2,813,062
Concession fee		355,779	363,669	312,000	300,678
Selling and administrative expenses	*3*	992,245	1,018,714	635,932	644,467
Directors' remuneration	*3*	5,517	5,497	5,123	5,070
Total expenses		**5,278,363**	**5,150,448**	**3,968,915**	**3,763,277**
Profit (loss) before interest and income tax expenses		**55,285**	**5,875,907**	**(731,153)**	**6,738,199**
Interest expense	*3*	(340,097)	(655,518)	(282,502)	(556,868)
Income tax expense		168,540	(2,023,330)	266,659	(1,901,304)
Profit (loss) for the period		**(116,272)**	**3,197,059**	**(746,996)**	**4,280,027**
Attributable to:					
Equity holders of the Company		(116,099)	3,195,213	(746,996)	4,280,027
Minority interest		(173)	1,846	-	-
Profit (loss) for the period		**(116,272)**	**3,197,059**	**(746,996)**	**4,280,027**
Earnings (loss) per share (Baht)	*11*				
Basic		(0.11)	2.92	(0.68)	3.92
Diluted		(0.11)	2.92	(0.68)	3.92

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of changes in equity
For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

						Consolidated financial statements				
						Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Unrealised cumulative gain on dilution of investment in a subsidiary	Currency translation changes	Appropriated to legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in thousand Baht)				
Balance at 1 January 2007		5,455,346	4,295,763	376,225	(310,913)	213,506	3,491,819	13,521,746	55,923	13,577,669
Issue of share capital		4,738	1,212	-	-	-	-	5,950	-	5,950
Translation gain relating to financial statements of foreign operations		-	-	-	101,984	-	-	101,984	(2,812)	99,172
Profit for the period		-	-	-	-	-	3,195,213	3,195,213	1,846	3,197,059
Balance at 30 September 2007		5,460,084	4,296,975	376,225	(208,929)	213,506	6,687,032	16,824,893	54,957	16,879,850
Balance at 1 January 2008		5,461,094	4,297,234	346,225	(207,204)	413,853	6,331,202	16,642,404	41,769	16,684,173
Issue of share capital	9	18,594	4,756	-	-	-	-	23,350	-	23,350
Translation gain relating to financial statements of foreign operations		-	-	-	80,405	-	-	80,405	247	80,652
Loss for the period		-	-	-	-	-	(116,099)	(116,099)	(173)	(116,272)
Balance at 30 September 2008		5,479,688	4,301,990	346,225	(126,799)	413,853	6,215,103	16,630,060	41,843	16,671,903

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of changes in equity

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

Separate financial statements

	Note	Issued and paid-up share capital	Share premium	Retained earnings: Appropriated to legal reserve	Retained earnings: Unappropriated	Total equity attributable to equity holders of the Company
		(in thousand Baht)				
Balance at 1 January 2007		**5,455,346**	**4,295,763**	**213,506**	**1,881,648**	**11,846,263**
Issue of share capital		4,738	1,212	-	-	5,950
Profit for the period		-	-	-	4,280,027	4,280,027
Balance at 30 September 2007		**5,460,084**	**4,296,975**	**213,506**	**6,161,675**	**16,132,240**
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	*9*	18,594	4,756	-	-	23,350
Loss for the period		-	-	-	(746,996)	(746,996)
Balance at 30 September 2008		**5,479,688**	**4,301,990**	**413,853**	**4,941,256**	**15,136,787**

The accompanying notes are an integral part of these financial statements.

THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries

(former name: Shin Satellite Public Company Limited)

Statements of cash flows

For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from operating activities					
Profit (loss) for the period		(116,099)	3,195,213	(746,996)	4,280,027
Adjustments for					
Allowance for doubtful accounts		18,998	25,619	-	21,095
Write-off doubtful debt		-	6,042	-	6,042
Depreciation and amortisation		1,882,067	2,002,432	1,619,492	1,650,565
Amortisation of borrowing costs		81,943	86,444	81,943	86,444
Interest income		(47,961)	(31,816)	(44,770)	(28,876)
Interest expense		340,097	655,518	282,502	556,868
Unrealised (gain) loss on exchange rate		30,809	(339,073)	70,084	(480,584)
Realised (gain) loss on exchange rate		12,933	(338,342)	12,933	(338,342)
Minority interests		(174)	1,846	-	-
(Reversal for) defective stock		(1,228)	(4,245)	(1,352)	(358)
Gain on disposal of property and equipment		(915)	(1,361)	(915)	(41,212)
Gain on sales of long-term investment		-	(5,126,732)	-	(6,541,166)
Write-off property and equipment		19,488	1,105	123	1,052
Share of profits from investments accounted for using the equity method		(80,271)	(88,026)	-	-
Income tax		(168,540)	2,023,330	(266,659)	1,901,304
		1,971,147	2,067,954	1,006,385	1,072,859
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		(31,456)	263,507	(135,872)	234,378
Amounts due from related parties		11,835	(12,369)	49,584	(27,491)
Inventories		97,423	(279,828)	132,167	(109,309)
Prepaid insurance		59,754	108,311	61,516	110,241
Dividend receivable		-	-	-	(138,072)
Other current assets		(150,137)	(310,082)	(66,537)	(99,721)
Other non-current assets		56,312	(35,223)	28,494	(36,176)
Trade accounts payable		(169,718)	114,775	(175,290)	(81,138)
Amounts due to related parties		(6,990)	(19,556)	(10,834)	(19,857)
Advance receipts from customers		97,170	129,502	61,902	56,317
Accrued concession fee		16,465	37,367	7,424	(3,122)
Accrued expenses		24,629	(31,422)	(7,804)	(61,977)
Other current liabilities		(71,407)	235,579	(49,439)	107,100
Other non-current liabilities		(9,476)	(37,957)	10,050	(67,547)
Interest received		85,729	15,713	82,575	12,125
Interest paid		(367,883)	(696,956)	(306,024)	(596,698)
Income taxes paid		(89,155)	(215,943)	-	(58,132)
Net cash provided by (used in) operating activities		**1,524,242**	**1,333,372**	**688,297**	**293,780**

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Thaicom Public Company Limited and its subsidiaries
(former name: Shin Satellite Public Company Limited)
Statements of cash flows
For the nine-month periods ended 30 September 2008 and 2007 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2008	2007	2008	2007
		(in thousand Baht)			
Cash flows from investing activities					
Short-term loans and advances to subsidiaries and associate		-	19	40,764	(203,127)
Payment for short-term investment		-	(1,771,713)	-	(1,771,713)
Receipts from sale of investment		-	6,613,904	-	6,673,407
Income taxes paid from gain on sale of investment		(1,353,504)	-	(1,353,504)	-
Payments for investment in subsidiaries		-	(1,564)	(4,480)	-
Payments for property and equipment		(392,742)	(1,081,636)	(117,623)	(169,138)
Payments for deferred charges		(918)	(19,376)	-	(333)
Payments for intangible assets		(35,584)	(31,501)	(29,275)	(25,208)
Dividends received from subsidiary and associate		107,543	85,034	-	138,072
Receipts from capital reduction of associate		187,575	-	-	-
Proceeds from sales of property and equipment		1,047	1,371	1,047	138,192
Net cash provided by (used in) investing activities		**(1,486,583)**	**3,794,538**	**(1,463,071)**	**4,780,152**
Cash flows from financing activities					
Proceeds from issue of shares		23,349	5,950	23,349	5,950
Payments of short-term borrowings		(185,119)	(405,672)	-	-
Proceeds from short-term borrowings		130,261	496,983	-	-
Proceeds from long-term borrowings, net of financial expenses		295,796	6,581	2,389	6,581
Repayment of long-term borrowings		(1,086,694)	(4,956,287)	(339,676)	(4,776,831)
Net cash used in financing activities		**(822,407)**	**(4,852,445)**	**(313,938)**	**(4,764,300)**
Net increase (decrease) in cash and cash equivalents		**(784,748)**	**275,465**	**(1,088,712)**	**309,632**
Cash and cash equivalents at beginning of period		2,428,509	362,692	2,087,157	108,971
Effects of exchange rate changes on balances held in foreign currencies		(2,118)	(531)	(2,118)	(531)
Cash and cash equivalents at end of period		**1,641,643**	**637,626**	**996,327**	**418,072**
Supplementary information for cash flows					
Income taxes paid		1,442,659	215,943	1,353,504	58,132
Non-cash transactions					
Acquisition of property and equipment by issue of debt		530,313	74,355	10,717	3,091

The accompanying notes are an integral part of these financial statements.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associates
6	Long-term loan to another company
7	Capital expenditures and commitment
8	Borrowings
9	Share capital and warrants
10	Segment information
11	Earnings (loss) per share
12	Commitments with non-related parties
13	Contingent liabilities
14	Reclassification of accounts

THAICOM
THAICOM PUBLIC COMPANY LIMITED

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the directors on 10 November 2008.

1 General information

Shin Satellite Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

At the Annual General Meeting of the Company shareholders, held on 9 April 2008, a resolution was passed approving the name change of the Company to "Thaicom Public Company Limited", which was registered with the Ministry of Commerce on 10 April 2008.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholder was Shin Corporation Public Company Limited (41.14% shareholding) which is incorporated in Thailand.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under concession agreements.

The Group has operations in 9 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius and the British Virgin Islands.

The Company obtained concessions from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These concession agreements have been transferred to the Ministry of Information Communication and Technology and will expire in 2021.

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Details of the Company's subsidiaries and jointly controlled entities as at 30 September 2008 and 31 December 2007 are as follows:

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2008	Ownership interest 31 December 2007
			(%)	
Direct subsidiaries				
DTV Service Company Limited (former name : Shin Broadband Internet (Thailand) Company Limited)	Providing meeting center via internet and broadband content services and sale of direct television equipment	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.24	99.24
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sales of direct television equipment	Cambodia	100	-

Name of the entity	Type of business	Country of incorporation	Ownership interest 30 September 2008	Ownership interest 31 December 2007
			(%)	
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organizing services related to conduct training, educational seminar and spread the various kind of knowledge.	Thailand	88.52	71.85
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Cambodia Shinawatra Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Joint controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions, applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2007. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

In 2008, the Group adopted the following new and revised Thai Accounting Standards (TAS) which are relevant to its operations:

TAS 25 (revised 2007)	Cash Flow Statements
TAS 29 (revised 2007)	Leases
TAS 31 (revised 2007)	Inventories
TAS 33 (revised 2007)	Borrowing Costs
TAS 35 (revised 2007)	Presentation of Financial Statements
TAS 39 (revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised 2007)	Interim Financial Reporting
TAS 43 (revised 2007)	Business Combinations
TAS 49 (revised 2007)	Construction Contracts
TAS 51	Intangible Assets

The adoption of these new and revised TAS does not have any material impact on the consolidated or separated financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month and nine-month periods ended 30 September 2008 are consistent with those applied in the financial statements for the year ended 31 December 2007 except for the change in accounting policy in respect of goodwill arising from business combinations.

Changes in accounting policy

Until 31 December 2007, the Group accounted for goodwill and negative goodwill arising from a business combination at cost less accumulated amortisation and impairment losses. Amortisation was charged to the statement of income over the estimated useful life of the goodwill or negative goodwill.

During 2007, the Federation of Accounting Professions issued Thai Accounting Standard (TAS) 43 (revised 2007) "Business Combinations" which is effective for annual accounting period beginning on or after 1 January 2008. TAS 43 (revised 2007) requires that the acquirer shall, at the acquisition date, recognize goodwill acquired in a business combination as an asset at cost. After initial recognition, goodwill shall be measured at cost less any accumulated impairment losses.

TAS 43 (revised 2007) also requires that any excess of the acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost, commonly referred to as "negative goodwill", shall be recognised immediately in profit or loss.

The Group has, accordingly, changed its accounting policy for goodwill and negative goodwill prospectively from 1 January 2008.

3 Related party transactions and balances

Related parties are those parties linked to the Group and the Company as shareholders or by common shareholders or directors. Transactions with related parties are conducted at prices based on market prices or, where no market price exists, at contractually agreed prices.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2007: 41.28%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 30 September 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	126,614	189,654
Associate	-	5,491	-	5,265
Joint controlled	7,050	8,997	6,187	16,776
Related parties under common control	14,888	14,983	13,161	13,228
Gain on sales of investment				
Related parties under common control	-	5,126,732	-	6,541,166
Other income				
Subsidiaries	-	-	3,350	44,611
Joint controlled	280	4,243	572	8,659
Total	**22,218**	**5,160,446**	**149,884**	**6,819,359**
Purchases of goods and services				
Subsidiaries	-	-	25,458	9,824
Associate	5,934	6,726	4,469	4,644
Joint controlled	43	21	88	43
Related parties under common control	24	1,034	24	1,034
Other related party	3,605	3,876	3,605	3,876
Selling and administrative expenses				
Subsidiaries	-	-	43	5
Associate	814	602	723	579
Related parties under common control	6,693	3,429	4,167	2,280
Directors' remuneration				
Directors	1,985	1,728	1,850	1,622
Interest expense				
Other related party	88	-	88	-
Total	**19,186**	**17,416**	**40,515**	**23,907**

Significant transactions for the nine-month periods ended 30 September 2008 and 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	656,863	619,455
Associate	829	12,705	794	11,991
Joint controlled	34,426	15,774	46,627	31,107
Related parties under common control	43,339	55,149	38,349	47,809
Gain on sales of investment				
Related parties under common control	-	5,126,732	-	6,541,166
Other income				
Subsidiaries	-	-	9,903	74,644
Associate	-	2	-	2
Joint controlled	1,425	4,334	2,495	8,838
Total	**80,019**	**5,214,696**	**755,031**	**7,335,012**
Purchases of goods and services				
Subsidiaries	-	-	32,418	30,541
Associate	17,555	17,076	14,406	12,862
Joint controlled	121	21	247	42
Related parties under common control	818	3,039	818	3,039
Other related party	11,230	14,640	11,230	14,640
Selling and administrative expenses				
Parent company	-	768	-	-
Subsidiaries	-	-	1,068	254
Associate	4,230	1,828	4,057	1,738
Joint controlled	1,719	-	3,508	-
Related parties under common control	15,949	9,150	11,126	7,943
Directors' remuneration				
Directors	5,517	5,497	5,123	5,070
Interest expense				
Other related party	213	-	213	-
Total	**57,352**	**52,019**	**84,214**	**76,129**

Balances as at 30 September 2008 and 31 December 2007 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Trade accounts receivable and accrued income – related parties				
Trade accounts receivable from related parties				
Subsidiaries	-	-	214,911	110,041
Associate	6,184	430	6,156	397
Joint controlled	24,693	20,725	36,236	36,422
Related parties under common control	2,250	4,328	-	-
Total	**33,127**	**25,483**	**257,303**	**146,860**
Accrued income from related parties				
Subsidiaries	-	-	105,866.	64,915
Associate	-	10,346	-	10,346
Joint controlled	2,686	11,175	3,684	18,494
Related parties under common control	1,306	2,395	-	-
Total accrued income from related parties	**3,992**	**23,916**	**109,550**	**93,755**
Total	**37,119**	**49,399**	**366,853**	**240,615**
Amounts due from related parties				
Subsidiaries	-	-	20,337	44,648
Associate	1,127	-	1,127	-
Joint controlled	3,613	16,550	7,153	33,549
Related parties under common control	-	22	-	-
Other related party	-	3	-	3
Total	**4,740**	**16,575**	**28,617**	**78,200**

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Other current assets - related parties				
Subsidiaries	-	-	5,492	4,079
Related parties under common control	281	281	281	281
Total	**281**	**281**	**5,773**	**4,360**
Trade accounts payable - related parties				
Subsidiaries	-	-	15,318	30,379
Associate	28,456	26,896	22,665	22,821
Joint controlled	249	249	332	332
Related parties under common control	6,367	649	26	551
Other related party	1,254	-	1,254	-
Total	**36,326**	**27,794**	**39,595**	**54,083**
Amounts due to related parties				
Subsidiaries	-	-	2,017	2,434
Associate	-	2,029	-	1,957
Joint controlled	1,983	6,223	4,048	12,699
Related parties under common control	1,705	2,546	934	536
Other related party	3,061	2,942	2,734	2,942
Total	**6,749**	**13,740**	**9,733**	**20,568**
Advance receipts from customers - related parties				
Related parties under common control	41,737	59,825	41,737	57,569
Total	**41,737**	**59,825**	**41,737**	**57,569**
Accrued expenses - related parties				
Associate	30	-	30	-
Related parties under common control	834	2,157	658	1,080
Total	**864**	**2,157**	**688**	**1,080**
Other non current liabilities - related parties				
Joint controlled	40	40	54	54
Related parties under common control	-	27,345	-	27,345
Total	**40**	**27,385**	**54**	**27,399**

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Short-term loans and advances				
Subsidiaries	-	-	164,537	200,255
Total	**-**	**-**	**164,537**	**200,255**

As at 30 September 2008, the short-term loan to a subsidiary bears interest at the rate of 5.14% per annum (*31 December 2007: 6.52-6.58% per annum*) and is repayable within three months.

Movements of short-term loans and advance to a subsidiary and an associate during the nine-month period ended 30 September 2008 and 2007 were as follows:

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	**-**	**19**	**200,255**	**19**
Increase	-	-	-	203,146
Decrease	-	(19)	(40,764)	(19)
Unrealised gain on exchange rate	-	-	5,046	38
At 30 September	**-**	**-**	**164,537**	**203,184**

Warrants of Shin Corporation Public Company Limited granted to directors who are management of the Company

Shin Corporation Public Company Limited, the parent company, issued warrants which are in registered form, are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 30 September 2008, the details were as follow:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

Directors' remuneration represents monthly compensation, annual remuneration, and meeting fees as approved by the shareholders of the Company at their Annual General Meetings.

4 Trade accounts receivable and accrued income

		Consolidated financial statements		Separate financial statements	
	Note	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*3*	33,127	25,483	257,303	146,860
Other parties		1,213,097	1,250,474	665,682	748,361
Total		**1,246,224**	**1,275,957**	**922,985**	**895,221**
Accrued income					
Related parties	*3*	3,992	23,916	109,550	93,755
Other parties		123,878	40,835	142,181	47,939
Total		**127,870**	**64,751**	**251,731**	**141,694**
Total trade accounts receivable and accrued income		**1,374,094**	**1,340,708**	**1,174,716**	**1,036,915**
Less allowance for doubtful accounts		(430,229)	(409,301)	(256,316)	(254,387)
Net		**943,865**	**931,407**	**918,400**	**782,528**

	2008	2007	2008	2007
	(in thousand Baht)			
Bad and doubtful debts expenses for the nine-month periods ended 30 September	**18,998**	**25,619**	**-**	**21,095**

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Within credit terms	229,936	235,800	159,144	137,932
Overdue:				
Less than 3 months	237,999	304,261	198,469	180,488
3-6 months	158,727	149,597	73,993	98,883
6-12 months	85,039	104,374	100,727	105,714
over 12 months	534,523	481,925	390,652	372,204
Total	**1,246,224**	**1,275,957**	**922,985**	**895,221**
Less allowance for doubtful accounts	(430,229)	(409,301)	(256,316)	(254,387)
Net	**815,995**	**866,656**	**666,669**	**640,834**

The normal credit term granted by the Group/Company ranges from 30 days to 60 days.

5 Investments in subsidiaries, jointly-controlled entities and associate

	Consolidated financial statements		Separate financial statements	
	2008	2007	2008	2007
	(in thousand Baht)			
At 1 January	**676,232**	**686,050**	**882,059**	**1,014,300**
Acquisitions	-	-	4,480	-
Share of net profits of investments - equity method	80,271	88,026	-	-
Capital reduction	(187,575)	-	-	-
Dividend income	(107,543)	(85,034)	-	-
At 30 September	**461,385**	**689,042**	**886,539**	**1,014,300**

Investments in subsidiaries, jointly-controlled entities and associate as at 30 September 2008 and 31 December 2007, and dividend income from those investments for the nine-month periods ended 30 September 2008 and 2007 were as follows:

Consolidated financial statements

	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for nine months ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	43.48	43.48	156.72	626.90	1,481.52	1,669.10	461.39	676.23	-	-	461.39	676.23	107.54	85.03
Total			**156.72**	**626.90**	**1,481.52**	**1,669.10**	**461.39**	**676.23**	-	-	**461.39**	**676.23**	**107.54**	**85.03**

THAICOM PUBLIC COMPANY LIMITED

	Separate financial statements													
	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for nine months ended	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	31 December 2007	30 September 2008	30 September 2007
					(in million Baht)							
Subsidiaries												
DTV Service Company Limited (former name : Shin Broadband Internet (Thailand) Company Limited)	100.00	100.00	947.29 Million Baht	947.29 Million Baht	947.29	947.29	(400.00)	(400.00)	547.29	547.29	-	-
Spacecode LLC	70.00	70.00	4.29 Million US$	4.29 Million US$	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.24	99.24	2.00 Million US$	2.00 Million US$	78.48	78.48	-	-	78.48	78.48	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	20,000 SGD	-	0.45	-	-	-	0.45	-	-	-
IPSTAR Global Services Company Limited	100.00	100.00	20,000 US$	-	0.69	-	-	-	0.69	-	-	-
Cambodian DTV Network Limited	100.00	100.00	100,000 US$	-	3.34	-	-	-	3.34	-	-	-
Jointly-controlled entities												
Shenington Investments Pte Limited	51.00	51.00	14.66 Million SGD	14.66 Million SGD	137.64	137.64	-	-	137.64	137.64	-	138.07
Total					1,286.54	1,282.06	(400.00)	(400.00)	886.54	882.06	-	138.07

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Significant movements in investments in subsidiaries jointly controlled entities and associates for the nine-month period ended 30 September 2008 were as follows:

Subsidiaries

a) Cambodian DTV Network Limited

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia which is to carry out sales of television equipment. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (1,000 US Dollar).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (100,000 US Dollar), divided into 1,000 shares of Cambodian Riel 400,000 each (100 US Dollar).

b) DTV Service Company Limited

Shin Broadband Internet (Thailand) Company Limited changed its name to "DTV Service Company Limited", which was registered with the Ministry of Commerce on 23 April 2008.

On 8 September 2008, the extraordinary shareholders' meeting of DTV Service Company Limited passed a resolution to approve the decrease of registered capital from Baht 947,285,000 to Baht 398,791,470 by reducing the 54,849,353 ordinary shares at Baht 10 each, in the proportion of shares held by the Company. As the result, registered capital of DTV is Baht 398,791,470, 39,879,147 ordinary shares at Baht 10 each. The capital reduction of DTV was registered with the Ministry of Commerce on 3 November 2008.

c) Acquisition of additional ordinary shares in NTU (Thailand) Company Limited

On 28 August 2008, DTV Service Company Limited ("DTV") acquired an additional 19,999 ordinary shares in NTU (Thailand) Company Limited ("NTU") from Shin Corporation Public Company Limited at Baht 7 per share, equivalent to 16.67% of the paid-up share capital of NTU, at a total price of Baht 139,993. As a result of this acquisition, DTV owns interest in NTU 88.52%.

Associates

d) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV increased its interest in Shinee from 70% to 100%.

e) Reduction in par value per share and dividend payment of CS Loxinfo Public Company Limited

At the annual general meeting of the shareholders of CS Loxinfo Public Company Limited ("CSL"), held on 9 April 2008, the shareholders passed a resolution to approve the decrease of capital by reducing the par value of the company's shares from Baht 1 per share to Baht 0.25 per share, paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and registered capital from Baht 660,849,474 to Baht 165,212,368.50. The capital reduction was registered with the Ministry

of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50, excluding the amount payable on treasury shares, would be paid on 10 July 2008.

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders approved the appropriation of dividends of Baht 0.20 per share, amounting to Baht 115.04 million. CSL paid dividend to shareholders on 2 May 2008.

At the Board of Directors of CSL meeting, a resolution was passed to approve the interim dividend payment for the first five-months of 2008 (January – May 2008) of Baht 0.23 per share totaling Baht 132.86 million. The interim dividend was paid on 10 July 2008.

f) Loxley Information Services Company Limited

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxley Information Services Company Limited, a subsidiary of CS Loxinfo Public Company Limited, passed a resolution to approve the liquidation of Loxley Information Service Company Limited. It was registered with the Ministry of Commerce on 29 May 2008. Currently, Loxley Information Services Company Limited is in the process of liquidation.

At the extraordinary shareholders' meeting No. 3/2008, held on 26 June 2008, of Loxley Information Services Company Limited, the shareholders passed a resolution to approve the partial capital return to its shareholders of Baht 10 per share, totaling Baht 260 million, and paid this to shareholders on 27 June 2008.

Jointly-controlled entities

g) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 19 February 2008, the shareholders approved the appropriation of dividend from 2007 operation of USD 12 million.

At the Extraordinary General Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved the appropriation of interim dividend of USD 10 million.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao PDR, the Group must transfer all of its shares in LTC to the Government of the Lao PDR, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

Capital expenditure commitments

As at 30 September 2008, Shenington Group has capital expenditure commitments, proportion of share held by Shenington Group, of USD 22.7 million (approximately Baht 777 million).

6 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging interest and recognising of interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting royalty fees payable to the other company until the principal and interest of the loan is fully repaid.

7 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the nine-month period ended 30 September 2008				
Opening net book value	**4,504,868**	**18,776,989**	**51,068**	**1,302,194**
Additions	907,521	-	918	35,841
Disposal, net	(71)	-	-	-
Write-offs, net	(19,550)	-	-	-
Transfers, net	(391)	4,524	(32,258)	-
Depreciation / amortisation charges	(507,860)	(1,281,971)	(2,539)	(89,697)
Foreign currency translation adjustments	99,508	-	(246)	2,581
Closing net book value	**4,984,025**	**17,499,542**	**16,943**	**1,250,919**
As at 30 September 2008				
Cost	8,396,769	26,566,514	567,049	1,560,116
Less accumulated depreciation / amortization	(3,384,152)	(9,066,972)	(550,106)	(309,197)
Less impairment loss	(28,592)	-	-	-
Net book value	**4,984,025**	**17,499,542**	**16,943**	**1,250,919**

As at 30 September 2008, the accumulated impairment loss of Baht 28.6 million *(31 December 2007: Baht 28.6 million)* comprised an impairment loss for analogue mobile telephone network of a jointly controlled entity which ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of another jointly controlled entity amounting to Baht 12.4 million.

Property and equipment includes property and equipment under concession agreements of a jointly controlled entity, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,455 million *(31 December 2007: Baht 1,611 million)*. According to the concession agreement, CAM must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

	Separate financial statements			
	Property and equipment	Property and equipment under concession agreements	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the nine-month period ended 30 September 2008				
Opening net book value	**1,595,752**	**18,776,989**	**16,620**	**1,160,299**
Additions	118,034	-	-	29,522
Disposal, net	(71)	-	-	-
Write-offs, net	(5,258)	-	-	-
Transfers, net	(5,367)	4,524	-	-
Depreciation / amortisation charges	(260,506)	(1,281,971)	(1,625)	(75,390)
Closing net book value	**1,442,584**	**17,499,542**	**14,995**	**1,114,431**
As at 30 September 2008				
Cost	3,519,328	26,566,514	22,161	1,398,070
Less accumulated depreciation / amortisation	(2,076,744)	(9,066,972)	(7,166)	(283,639)
Net book value	**1,442,584**	**17,499,542**	**14,995**	**1,114,431**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	30 September 2008	31 December 2007	30 September 2008	31 December 2007
		(in thousand)			
IPSTAR Project	USD	693	844	693	844
	AUD	2	2	-	-
Telephone network	USD	22,733	35,818	-	-
Total	USD	23,426	36,662	693	844
	AUD	2	2	-	-
Total equivalent to Thai Baht		**800,655**	**1,242,286**	**23,687**	**28,611**

8 Borrowings

	Consolidated financial statements		Separate financial statements	
	30 September 2008	31 December 2007	30 September 2008	31 December 2007
	(in thousand Baht)			
Short-term borrowings				
Loans from financial institutions	284,159	285,252	-	-
Trust Receipts	-	59,581	-	-
Total short-term borrowings	284,159	344,833	-	-
Current portion of long-term borrowings				
Loans from financial institutions	908,327	1,095,322	823,530	541,139
Loans from others	24,984	43,899	2,035	1,850
Total current portion of long-term borrowings	933,311	1,139,221	825,565	542,989
Long-term borrowings				
Loans from financial institutions	7,844,924	8,235,665	7,252,093	7,704,837
Loans from others	103,275	124,908	6,436	6,229
Total long-term borrowings	7,948,199	8,360,573	7,258,529	7,711,066
Total borrowings	**9,165,669**	**9,844,627**	**8,084,094**	**8,254,055**

The movements in the borrowings can be analysed as follows:

For the nine-month period Ended 30 September 2008	**Consolidated financial statements**	**Separate financial statements**
	(in thousand Baht)	
Opening net book value	9,844,627	8,254,055
Proceeds from short-term borrowings	130,261	-
Proceeds from long-term borrowings, net of financial expenses	295,796	2,389
Repayments of short-term borrowings	(185,119)	-
Repayments of long-term borrowings	(1,086,694)	(339,676)
Amortisation of finance costs	81,943	81,943
Unrealised loss on exchange rate	72,450	72,450
Realised loss on exchange rate	12,933	12,933
Foreign currency translation adjustments	(528)	-
Closing net book value	**9,165,669**	**8,084,094**

Credit facilities

As at 30 September 2008, available credit facilities for loans from local and oversea banks were Baht 1,344 million and USD 19 million (*31 December 2007: Baht 1,199 million and USD 6.5 million*).

The negotiation on the rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

The terms and conditions of the restructuring of the IPSTAR and Thaicom 5 facilities were agreed between the borrower and the lenders under agreements dated 28 March 2008. The repayment terms for the principal were extended from monthly repayments on the 15th of each month to semi annual repayment and interest payment was extended from monthly repayments on the 15th of each month to quarterly repayment. The first repayment of principal and interest is due on May 2008. The final repayment for iPSTAR satellite and Thaicom 5 projects is as follow:

	Principal (million USD) As at 30 September 2008	Principal repayment terms	Final principal repayment due
iPSTAR satellite project			
- US Ex-IM Bank Facility Agreement	107.54	Semi-annual	November 2013
- COFACE Facility Agreement	47.68	Semi-annual	November 2013
- Commercial Loan Facility Agreement	35.01	Semi-annual	May 2010
Thaicom 5 satellite project			
- COFACE Facility Agreement	61.32	Semi-annual	May 2015
Total	251.55		

The loans under each loan credit agreement bear interest at various rates ranging from 2.58% to 5.50% per annum. These rates are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates.

9 Share capital and warrants

	Par value per share (Baht)	2008 Number	2008 Amount	2007 Number	2007 Amount
		(thousand shares / thousand Baht)			
Issued and paid up					
At 1 January ordinary shares	*5*	1,092,219	5,461,094	1,091,069	5,455,346
Issue of new shares	*5*	3,719	18,594	948	4,738
At 30 September ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,092,017**	**5,460,084**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

Warrants

As at 30 September 2008, the Company had five ESOP schemes for the directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the nine-month period ended 30 September 2008 were as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant II					
Directors	637	-	-	(637)	-
Employees	1,282	-	(699)	(583)	-
Total	**1,919**	**-**	**(699)**	**(1,220)**	**-**
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	**5,894**	**-**	**-**	**-**	**5,894**
ESOP - Grant IV					
Directors	1,430	-	-	-	1,430
Employees	6,132	-	-	-	6,132
Total	**7,562**	**-**	**-**	**-**	**7,562**
ESOP - Grant V					
Directors	2,000	-	-	-	2,000
Employees	8,033	-	-	-	8,033
Total	**10,033**	**-**	**-**	**-**	**10,033**
Grand Total	**25,408**	**-**	**(699)**	**(1,220)**	**23,489**

10 Segment information

Segment information is presented in respect of the Group's business and geographic segments based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Printing and publishing of business telephone directories

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	Lao PDR
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month and nine-month periods ended 30 September 2008 and 2007 were as follows:

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment revenue				
Satellite business services	1,163,628	879,031	3,599,846	3,040,120
Internet services	149,465	62,199	386,866	143,327
Telephone network	484,647	469,543	1,363,081	1,808,948
Share of profit from associated company	33,089	40,833	80,271	88,026
Eliminations	(15,525)	(14,273)	(58,690)	(184,435)
Total	**1,815,304**	**1,437,333**	**5,371,374**	**4,895,986**

THAICOM
THAICOM PUBLIC COMPANY LIMITED

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment results				
Satellite business services	(187,084)	(426,196)	(449,636)	(981,140)
Internet services	16,545	41,149	79,179	82,084
Telephone network	142,904	220,803	502,719	633,364
Other segments	(16,684)	(9,510)	(44,395)	(12,746)
Eliminations	35,495	8,729	5,144	23,976
Total	**(8,824)**	**(165,025)**	**93,011**	**(254,462)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month and nine-month periods ended 30 September 2008 and 2007 were as follows:

	Three-month periods ended 30 September		Nine-month periods ended 30 September	
	2008	2007	2008	2007
	(in thousand Baht)			
Segment revenue				
Thailand	688,842	487,435	2,177,027	1,645,534
Cambodia	385,527	296,256	1,049,022	1,099,184
Lao PDR	157,544	223,566	514,039	857,301
Australia	307,359	242,127	905,064	663,510
Others	276,032	187,949	726,222	630,457
Total	**1,815,304**	**1,437,333**	**5,371,374**	**4,895,986**
Segment results				
Thailand	(179,642)	(121,272)	(697,666)	(661,695)
Cambodia	141,943	(4,969)	427,083	176,715
Lao PDR	20,492	181,629	120,141	421,342
Australia	768	(139,319)	191,394	(83,036)
Others	7,615	(81,094)	52,059	(107,788)
Total	**(8,824)**	**(165,025)**	**93,011**	**(254,462)**

11 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month and nine-month periods ended 30 September 2008 and 2007 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 30 September	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	(114,962)	3,143,444	(324,943)	4,462,033
Profit (loss) attributable to equity holders of the Company (basic)	**(114,962)**	**3,143,444**	**(324,943)**	**4,462,033**
Number of ordinary shares outstanding at 1 July	1,095,938	1,091,069	1,095,938	1,091,069
Effect of shares issued during the period	-	927	-	927
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,091,996**	**1,095,938**	**1,091,996**
Earnings (loss) per share (basic) (in Baht)	**(0.10)**	**2.88**	**(0.30)**	**4.09**

	Consolidated financial statements		**Separate financial statements**	
Nine-month period ended 30 September	2008	2007	2008	2007
	(in thousand Baht/thousand shares)			
Profit (loss) for the period	(116,099)	3,195,213	(746,996)	4,280,027
Profit (loss) attributable to equity holders of the Company (basic)	**(116,099)**	**3,195,213**	**(746,996)**	**4,280,027**
Number of ordinary shares outstanding at 1 January	1,092,219	1,091,069	1,092,219	1,091,069
Effect of shares issued during the period	2,125	313	2,125	313
Weighted average number of ordinary shares (basic)	**1,094,344**	**1,091,382**	**1,094,344**	**1,091,382**
Earnings (loss) per share (basic) (in Baht)	**(0.11)**	**2.92**	**(0.68)**	**3.92**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month and nine-month periods ended 30 September 2008 and 2007 was based on the profit (loss) for the period attributable to equity holders of the Company and the weighted average number of shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

Three-month period ended 30 September	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in thousand Baht/thousand shares)			
Profit (loss) attributable to equity holders of the Company (diluted)	**(114,962)**	**3,143,444**	**(324,943)**	**4,462,033**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,091,996	1,095,938	1,091,996
Effect of shares warrants on issue	-	1,761	-	1,761
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,093,757**	**1,095,938**	**1,093,757**
Earnings (loss) per share (diluted) (in Baht)	**(0.10)**	**2.87**	**(0.30)**	**4.08**

Nine-month period ended 30 September	Consolidated financial statements 2008	Consolidated financial statements 2007	Separate financial statements 2008	Separate financial statements 2007
	(in thousand Baht/thousand shares)			
Profit (loss) attributable to equity holders of the Company (diluted)	**(116,099)**	**3,195,213**	**(746,996)**	**4,280,027**
Weighted average number of ordinary shares outstanding (basic)	1,094,344	1,091,382	1,094,344	1,091,382
Effect of shares warrants on issue	-	1,208	-	1,208
Weighted average number of ordinary shares outstanding (diluted)	**1,094,344**	**1,092,590**	**1,094,344**	**1,092,590**
Earnings (loss) per share (diluted) (in Baht)	**(0.11)**	**2.92**	**(0.68)**	**3.92**

12 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Cambodia Shinawatra Company Limited, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 30 June 2008, LTC has remaining additional investment of approximately USD 156 million.

d) Concession contracts of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into concession agreements with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited (former name: Shin Broadband Internet (Thailand) Company Limited), a company's subsidiary, and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited (former name: Shin Broadband Internet (Thailand) Company Limited)		
Internet Operation License Type I	18 October 2008	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2008	1 year
Telecom Operation License Type I	11 October 2008	1 year
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation and consultant of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through a loan arrangement at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

f) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company is obligated to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 30 September 2008, the remaining share option was 1.49 million shares (*31 December 2007: 1.49 million shares*).

g) Non- cancellable operating lease commitments

As at 30 September 2008 and 31 December 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Currency	Consolidated financial statements 30 September 2008	Consolidated financial statements 31 December 2007	Separate financial statements 30 September 2008	Separate financial statements 31 December 2007
		(in thousand)			
Within one year	THB	34,434	36,557	34,434	36,557
	USD	4,232	4,090	3,198	3,318
	KIP	14,043	-	-	-
Total equivalent Baht		179,104	175,146	135,552	148,975
After one year but within five years	THB	32,508	43,161	32,508	43,161
	USD	10,191	8,579	6,199	5,466
	KIP	44,557	-	-	-
Total equivalent Baht		380,980	333,845	228,548	228,373
After five years	THB	24,500	25,858	24,500	25,858
	USD	2,387	1,805	-	-
	KIP	198,747	-	-	-
Total equivalent Baht		106,871	87,022	24,500	25,858
Grand total equivalent Baht		**666,955**	**596,013**	**388,600**	**403,206**

h) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts for the following amounts:

	Currency	Consolidated financial statements 30 September 2008	Consolidated financial statements 31 December 2007	Separate financial statements 30 September 2008	Separate financial statements 31 December 2007
		(in thousand)			
Minimum concession fee payable to Ministry of Information Communication and Technology	THB	106,000	102,000	106,000	102,000
IPSTAR equipment sales	THB	27,482	39,799	27,482	39,799
Satellite space leasing by customers	USD	312	300	312	300
	THB	487,000	487,000	487,000	487,000
	PKR	-	5,000	-	5,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	43,079	43,000	43,079	43,000
Letters of credit	USD	-	250	-	-
Others	THB	3,322	4,048	3,322	3,322
	AUD	-	29	-	-

THAICOM
THAICOM PUBLIC COMPANY LIMITED

13 Contingent liabilities

Assessment for income tax in India

The Tax Authority in India ('the said Authority) has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. The Company did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 479 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 73 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 254 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 65 million) (calculated up to the ended of August 2008).

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs.487.9 million (approximately Baht 382 million). The Company had also deposited Rs.301 million (approximately Baht 236 million). In October 2008, the Company paid additional deposit Rs.104 million. As the result, deposit is totally Rs. 405 million (approximately Baht 317 million). The Company put the deposit as non-current assets in the Balance Sheet.

Since the Tax Advisor in India is of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.220 million (approximately Baht 172 million), payable to the said Authority.

If the Company receives favorable Order from the Appellate Authority (ies), the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if the Company can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, the Company will be liable to pay the balance amount, with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority (ies) decides that the income from TPS is a royalty but the Company did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority (ies) may decide to set aside the penalty imposed by the Authority on the Company.

Legal Disputes

On 30 May 2008, IPSTAR Australia Pty Ltd ("IPA"), a Company's subsidiary, sent the Notice of Termination of the Definitive Agreement dated 30 October 2007 to ETT Limited ("ETT"), the National Service Operator (NSO) of the iPSTAR service in Australia, effective on 7 June 2008. ETT argued that the notice of termination was invalid and filed an application for interlocutory relief to the Supreme Court of New South Wales. The Court granted interlocutory relief to ETT for the notice of termination and issued an order that the dispute between IPA and ETT will be referred to arbitration. On 11 August 2008, IPA and ETT reached an agreement to settle their dispute relating to the Definitive Agreement under which obligations under the Agreement were terminated. In addition ETT agreed to return to IPA User Terminals currently in its warehouse. In return, IPA agreed to pay the repurchase fee to ETT.

14 Reclassification of accounts

Certain accounts in the 2007 interim financial statements have been reclassified to conform to the presentation in the 2008 interim financial statements.

END